Exhibit 99.1

Lavoro Sets Fourth Quarter 2023 Earnings Conference Call for November 1, 2023 at 8:30 a.m. ET

SÃO PAULO — October 25, 2023 (GLOBE NEWSWIRE) — Lavoro Limited (Nasdaq: LVRO; LVROW), the first U.S.-listed pure-play agricultural inputs distributor in Latin America, today announced that it will release its fourth quarter fiscal 2023 earnings results on October 31, 2023, after the market close.

Conference Call Details

Lavoro’s management team will host a conference call and audio webcast the following morning at 8:30 a.m. ET (9:30 a.m. BRT) consisting of prepared remarks followed by a question and answer session related to the Company's operational and financial highlights.

Title: Lavoro Fourth Quarter 2023 Earnings Conference Call

Event Date: Wednesday, November 1, 2023

Time: 8:30 a.m. ET (9:30 a.m. BRT)

Participant Numbers: 1-877-407-9716 (U.S.), 1-201-493-6779 (International)

Event Link: https://ir.lavoroagro.com/disclosure-and-documents/events/

For interested individuals unable to join the conference call, a dial-in replay of the call will be available through Wednesday, November 15, 2023, and can be accessed by dialing 1-844-512-2921 (U.S.), 1-412-317-6671 (International) and entering replay passcode: 13742291. The live audio webcast will be accessible in the Events section on the Company's Investor Relations website at https://ir.lavoroagro.com/disclosure-and-documents/events/.

About Lavoro

Lavoro is Brazil's largest agricultural inputs retailer and a leading producer of agriculture biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Since its founding in 2017, Lavoro has broadened its reach across Latin America, serving 72,000 customers in Brazil, Colombia, and Uruguay, via its team of over 1,000 technical sales representatives (RTVs), its network of over 210 retail locations, and its digital marketplace and solutions. Lavoro's RTVs are local trusted advisors to farmers, regularly meeting them to provide agronomic recommendations throughout the crop cycle to drive optimized outcomes. Learn more about Lavoro at ir.lavoroagro.com.

Contact:

Tigran Karapetian

tigran.karapetian@lavoroagro.com

Fernanda Rosa

fernanda.rosa@lavoroagro.com